SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission File Number 001-15951

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: AVAYA INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: AVAYA INC., 211 MT. AIRY ROAD, BASKING RIDGE, NEW JERSEY 07920

Avaya Inc. Savings Plan
Index
December 31, 2004 and 2003

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	11

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

*   Other schedules required by section 2520.103.8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Avaya Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avaya Inc. Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 21, 2005

Avaya Inc. Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

(dollars in thousands)	2004	2003

Assets:
Plan interest in Avaya Inc. Master Trust	$257,671	$236,192
Participant loans	6,123	5,008
Total investments	263,794	241,200

Net assets available for benefits	$263,794	$241,200

The accompanying notes are an integral part of these financial statements.

Avaya Inc. Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

(dollars in thousands)

Additions to net assets attributed to
Contributions and transfers
Participant contributions	$13,104
Employer contributions	6,429
Total contributions	19,533

Investment income
Plan interest in Avaya Inc. Master Trust investment income	38,583
Interest from participant loans	252
Total investment income	38,835

Total additions	58,368

Deductions from net assets attributed to
Benefits paid to participants	(34,789)
Transfer of participants’ balances to other plans, net	(950)
Administrative expenses	(35)

Total deductions	(35,774)

Net increase	22,594

Net assets available for benefits
Beginning of year	241,200
End of year	$263,794

The accompanying notes are an integral part of these financial statements.

Avaya Inc. Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.                            Plan Description

General

The Avaya Inc. Savings Plan (the “Plan” or “ASP”) is a defined contribution plan established as of October 1, 2000 by Avaya Inc. (“Avaya” or the “Company”) to provide a convenient way for represented employees (i.e., employees whose pay is not defined at a monthly or annual rate and whose wages are subject to automatic wage progression) to save on a regular and long-term basis.  The Plan’s assets and liabilities are maintained in a Master Trust in the custody of Fidelity Management Trust Company (the “Trustee”).  The Master Trust consists of the assets of the Avaya Inc. Savings Plan for Salaried Employees (“ASPSE”), the Avaya Inc. Savings Plan for the Variable Workforce (“ASPVW”) and the Plan.

The Plan is summarized in the Summary Plan Description which has been distributed to all participants.  For a complete description of the Plan, participants should refer to the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is administered by the Company.

Eligibility

An eligible employee (generally an active employee who is in a bargaining unit represented by a union with a collective bargaining agreement that provides for participation in the Plan) enters the Plan by authorizing a payroll contribution and directing the contribution among the investment options offered under the Plan.  Eligible employees are able to participate in the Plan immediately upon employment with the Company.

Contributions

Contribution elections are expressed as a percentage of pay, rather than a specific dollar amount.  Contributions can be made in whole percentages ranging from 1% to 25% of eligible compensation.   The Internal Revenue Code (“IRC”) limits the maximum amount of an employee’s contribution on a pre-tax basis to $13,000 and $12,000 in 2004 and 2003, respectively.  For 2005, the maximum amount of an employee’s contribution on a pre-tax basis is $14,000.   The Company will match a part of a participant’s contribution to the Plan after the participant completes six months of service with the Company.  After becoming eligible to receive Company matching contributions, the Company will contribute 66 2/3 cents for every $1 a participant contributes up to the first 6% of the participant’s eligible compensation.  Participants are fully vested in the Company matching contributions upon completion of three years of vesting service.  The Plan’s cumulative forfeited nonvested amounts at December 31, 2004 and 2003, were $83,798 and $72,604, respectively.  The Company did not use forfeited nonvested amounts to reduce Company contributions in 2004.

Certain employees age 50 and older may elect to contribute an additional 1% to 50% of pay as a pre-tax “catch up” contribution.  The IRS limit for such a contribution amount was $3,000 for 2004, and this amount will be raised in increments of $1,000 each year until it reaches $5,000 in 2006.  Avaya will not match “catch up” contributions.

Contributions will cease automatically for the remainder of a given calendar year when an eligible employee reaches the annual compensation limit or the annual contribution limit.  The annual compensation limit (i.e., the amount of eligible compensation earned by an eligible employee) was $205,000 and $200,000 in 2004 and 2003, respectively.  The annual contribution limit (i.e., the amount an eligible employee contributes in total to the Plan, including Company matching contributions) was $41,000 and $40,000 in 2004 and 2003, respectively. For 2005, the annual compensation limit is $210,000 and the annual contribution limit is $42,000.

Before July 1, 2002, the Plan included an Employee Stock Ownership Plan (“ESOP”) feature.  To fund the Company matching contribution, the Company contributed cash or shares of Avaya common stock for investment in the Employer Shares Funds.

Effective July 1, 2002, the Employer Shares Funds were closed to new investments.  Although closed to new investments, the Employer Shares Funds continue to hold the shares of Avaya common stock that funded the Company matching contributions prior to July 1, 2002.  In addition, as of July 1, 2002, the transfer restrictions in the Employer Shares Funds were lifted and from that date participants are able to transfer out of that investment option without limitation.  All participant contributions and earnings thereon in the Employer Shares Funds are vested and are not subject to forfeiture.  Participants may now direct the investment of Company matching contributions to any of the available investment options.

Company matching contributions are vested upon the completion of three years of service (reduced from five) in Avaya and its predecessors or upon the occurrence of certain prescribed events (e.g. death or disability), regardless of years of service.  Company contributions and related earnings in which a terminated participant is not vested are forfeited.  These amounts are included in total investments and will be used to reduce future Company contributions.

Investment options in the Plan include twenty-three options, including Avaya common stock.

Each participant is entitled to exercise voting rights attributable to the Avaya common shares allocated to the participant’s account and is notified by the Trustee prior to the time such rights are to be exercised.  The Trustee will vote any allocated common shares for which it does not receive voting instructions in the same proportion as the shares for which the Trustee has received voting instructions, subject to applicable law.

Transfer of Participant Balances

During the year ended December 31, 2004, the Plan transferred approximately $950,000 of net assets to the Avaya Savings Plan for Salaried Employees related to the change in employment status of certain employees.

Participant Loans

Participants can have two loan types outstanding at the same time (general purpose and principal residence).  Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 (reduced by the highest outstanding loan balance during the 12 consecutive-month period immediately preceding the participant’s request for a loan) or 50% of the participant’s vested account balance.  Upon default as defined in the Plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount.  The term of each loan shall be for one year, two years, three years, four years or fifty-six (56) months, in the case of a general purpose loan, or one year to 175 months, in the case of a principal residence loan.  The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate in effect as of the last business day of the month before the month in which the loan was originated.  The interest rate on outstanding loans ranged from 4.0% to 9.5% at December 31, 2004 and at December 31, 2003.  Principal and interest are paid through payroll deductions.  Upon default, the Trustee may pursue collection by any means generally available to a creditor.  If the entire amount due is not paid by the participant within 90 days following the declaration of default and if the participant has (1) attained age fifty-nine and one-half (59 1/2), (2) incurred a financial hardship (as defined in the Plan document) or (3) severed from employment with the Company and its affiliates, the Trustee shall exercise its security interest by reducing the participant’s account by the amounts due and by amounts withheld for the payment of taxes payable in connection with such reduction.

Distributions

If a participant’s employment with the Company ends (except due to death) and the participant’s vested amount is greater than $5,000, the participant may (1) leave the balance in the account in the Plan, (2) receive a lump sum distribution of the entire vested amount in the participant’s account, (3) roll over the balance in the account to another employer’s plan or an IRA or (4) if the participant is retiring with a service pension or separated from service due to a disability, take discretionary retiree withdrawals once per calendar year (in minimum amounts of $500).  In the event that the participant’s vested amount is $5,000 or less, the vested balance shall be distributed to the participant as soon as practicable following the participant’s severance from employment.  If no distribution election is made by the participant, the participant’s separation occurs prior to attaining age 65 and the participant’s account balance exceeds $5,000, the balance in the account will remain in the Plan and shall be distributed only at (1) the participant’s request, (2) when the participant attains age seventy and one-half (70 1/2) or (3) upon the participant’s death, whichever is earliest.  Except with respect to certain participant elections made prior to January 1, 1985, when a participant dies, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary(ies) as soon as practicable.

In service withdrawals are permitted if certain conditions are met by the participant.

The sale of the Company’s Connectivity Solutions structured cabling segment was completed on January 31, 2004.  Participants whose employment with the Company ended in connection with this sale have the same options available to them as described above.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

Valuation of Investments

The net asset value of the Plan’s proportionate share of the Master Trust is calculated by the Trustee.  The Trustee determines fair value of the underlying assets in the Master Trust, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information.  Investments in registered investment companies are stated at fair value based on net asset value of shares held at end of year.  Investments in Avaya common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange or other relevant national stock exchange closing price on December 31.  Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable.  Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates) (Note 7).  Participant loans are valued at contract value, which includes cost plus accrued interest, which approximates fair value.

Purchases and Sales of Investments

Purchases and sales of investments are recorded by the Master Trust on a trade-date basis.

Investment Income

Dividend income is recorded by the Master Trust on investments held as of the ex-dividend dates.  Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of equities, fixed income securities, guaranteed investment contracts and derivative contracts.  Investments held by the Master Trust and the Plan are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.                            Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 28, 2003 that the Plan and related trust are designed in accordance with applicable provisions of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

4.                            Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA.  In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.  In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts would be nonforfeitable.

5.                            Plan Expenses

Plan participants pay brokerage, investment manager and trustee fees and share the administrative costs of the Plan with the Company.  Brokerage, investment manager and any Trustee fees are generally reflected in the calculation of each fund’s net asset value per unit.  Administrative expenses totaling $35,000 on the Statement of Changes in Net Assets Available for Benefits as of December 31, 2004 consists of fees relating to participant loans.

6.                            Interest in Avaya Inc. Master Trust

The Plan, the ASPSE and the ASPVW each have an undivided interest in the assets of the Master Trust.  Investment income related to the Master Trust is allocated to each plan based upon the individual plan’s interest in the Master Trust.  The Plan’s interest in the Master Trust was approximately 18% and 19% as of December 31, 2004 and 2003, respectively.  The Plan’s interest in the Master Trust represents more than 5% of the Plan’s net assets.

A detail by general type of the investments in the Master Trust as of December 31, 2004 and 2003, at fair value, is as follows:

	Total Master Trust
(dollars in thousands)	2004	2003
Type
At fair value
Mutual funds	$609,478	$426,038
Common/collective and commingled trusts	221,140	263,807
Avaya common stock	228,910	190,220
Interest bearing cash	18,052	18,261
Nonemployer related debt instruments	36,707	34,198
Nonemployer related common stock	10,120	6,970
Other	2,688	5,400
	1,127,095	944,894

At contract value
Investment contracts	276,260	278,926
	$1,403,355	$1,223,820

Investment income for the Master Trust for the year ended December 31, 2004 is:

(dollars in thousands)

Investment income
Net appreciation in fair value of investments:

Mutual funds	$48,055
Common/collective and commingled trusts	24,820
Avaya common stock	61,334
Nonemployer related debt instruments	3,739
137,948

Dividends	15,250
Interest	10,012
$163,210

7.                            Investment Contracts

The Master Trust has entered into benefit-responsive investment contracts, such as traditional investment contracts and synthetic investment contracts, (through the Stable Value Fund) with insurance companies and other third parties.  These contracts are included in the financial statements at contract value (which represents contributions made to the investment contracts, plus earnings, less participant withdrawals and administrative expenses) because they are fully benefit-responsive.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

A synthetic investment contract provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by Master Trust.  The contract value of the synthetic investment contracts held by the Stable Value Fund was $269,772,989 and $269,293,722 at December 31, 2004 and 2003, respectively. Included in the contract value of the synthetic investment contract is $(3,886,617) and $(7,515,668) at December 31, 2004 and 2003, respectively, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts is less than the value of the underlying assets.

A traditional investment contract provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party.  The contract value of the traditional investment contracts held by the Stable Value Fund was $6,487,217 and $9,632,151 at December 31, 2004 and 2003, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise as of December 31, 2004 and 2003, respectively. The fair value of the investment contract at December 31, 2004 and 2003 was $280,248,645 and $286,785,534, respectively.  The average yield and crediting interest rates of the investment contracts were 3.56% and 3.62% respectively, for the year ended December 31, 2004. The average yield and crediting interest rates were 3.89% and 3.69%, respectively for the year ended December 31, 2003. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

8.                            Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee.  The Master Trust invests in the common stock of Avaya of which the Plan has an undivided interest.  Plan participants also pay the Trustee a fee relating to participant loans. These transactions qualify as party-in-interest transactions.

Avaya Inc. Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(dollars in thousands)
(a) (b)	(c)	(d)	(e)
			Current
Name of Issuer and Title of Issue	Description	Cost	Value

*Participant loans	(Interest rates range from 4.0% to 9.5%)	**	$6,123

* Party-in-interest

** Cost not applicable since participant directed transactions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avaya Inc. Savings Plan
(Name of Plan)

Date: June 22, 2005	/s/ Bruce Lasko
Bruce Lasko
Plan Administrator
Avaya Inc.